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                                  UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                                (Amendment No.3)*


                              RT Industries, Inc.
- --------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, par value $.001 per share
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  74974G-20-1
- --------------------------------------------------------------------------------
                                 (CUSIP Number)



                          1875 E. Lake Mary Boulevard
                        Sanford, FL 32773 (407) 322-8000
- --------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                August 29, 1997
- --------------------------------------------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement of Schedule 13G to report the acquisition which is the subject of the Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


CUSIP No. 74974G-20-1

- --------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          John W. Kohut and Linda S. Ram, as tenants by the entirety

- --------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]

- --------------------------------------------------------------------------------
   3   SEC USE ONLY


- --------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*


         PF
- --------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]


- --------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

         United States

- --------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            736,228 shares of common stock, par value of $.001 per
  BENEFICIALLY         share, of RT Industries, Inc. (the "Common Stock")
    OWNED BY      --------------------------------------------------------------
      EACH        8    SHARED VOTING POWER
   REPORTING           --
     PERSON       --------------------------------------------------------------
      WITH        9    SOLE DISPOSITIVE POWER
                       736,228 shares of Common Stock
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       --

- --------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        736,228 shares of Common Stock

- --------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [ ]

- --------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       5.7%

- --------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       IN


- --------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONES TO ITEM 1-7 (INCLUDING EXHIBITS) OF THE SCHUDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


CUSIP No. 74974G-20-1

- --------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Martin and Malvina B. Chevalier, as tenants by the entirety

- --------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]

- --------------------------------------------------------------------------------
   3   SEC USE ONLY


- --------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

         PF
- --------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]


- --------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

         United States

- --------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            1,102,503 shares of Common Stock
  BENEFICIALLY
    OWNED BY      --------------------------------------------------------------
      EACH        8    SHARED VOTING POWER
   REPORTING           --
     PERSON       --------------------------------------------------------------
      WITH        9    SOLE DISPOSITIVE POWER
                       1,102,503 shares of Common Stock
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       --

- --------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,102,503 shares of Common Stock

- --------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [ ]

- --------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       8.57%

- --------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       IN


- --------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONES TO ITEM 1-7 (INCLUDING EXHIBITS) OF THE SCHUDULE, AND THE SIGNATURE ATTESTATION.

Item 1. Security and Issuer.

     This statement relates to shares of Common Stock, par value $.001 per share ("Common Stock"), of RT Industries, Inc. (the "Company"), issued in connection with the acquisition (the "Merger") of Quality Automotive Company ("Quality") by the wholly-owned subsidiary of the Company, whereby all of the outstanding shares of capital stock of Quality were exchanged for shares of the Common Stock.

     The principal executive offices of the Company are located at 1875 E. Lake Mary Boulevard, Sanford, Florida 32773.

Item 2. Identity and Background.

     This Schedule 13D is being filed by each of (i) John W. Kohut and Linda S. Ram, as tenants by the entirety, and (ii) Martin and Malvina B. Chevalier, as tenants by the entirety (collectively, the "Filers").

     Kohut

     (a)  John W. Kohut ("Kohut")

     (b)  45 E. 89th Street, Apt. 21B, New York, NY 10128

     (c) Kohut is President of RamKo Venture Management, Inc., a New York corporation with offices at 711 Fifth Avenue, New York, New York 10022 whose principal business is business consulting.

     (d) During the last five (5) years, Kohut has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five (5) years, Kohut has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  United States

     Ram

     (a)  Linda S. Ram ("Ram")

     (b)  45 E. 89th Street, Apt. 21B, New York, NY 10128

     (c) Ram is Managing Partner of RamKo Capital, Inc., a New York corporation with offices at 45 E. 89th Street, Suite 21B, New York, NY 10128 which corporation engages in business investments and acquisitions.

     (d) During the last five (5) years, Ram has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five (5) years, Ram has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  United States


     Martin

     (a)  Martin Chevalier ("Martin")

     (b)  26 Piscataway Drive, Cold Cheer Farm Estates, Tappahannock, VA 22560

     (c) Martin is President and Chief Executive Officer of the Company and its wholly-owned subsidiary, Quality Automotive Company, which companies are engaged in the manufacturing and distribution of automobile brakes.

     (d) During the last five (5) years, Martin has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five (5) years, Martin has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order az
          enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  United States


     Malvina

     (a)  Malvina B. Chevalier ("Malvina")

     (b)  26 Piscataway Drive, Cold Cheer Farm Estates, Tappahannock, VA 22560

     (c) Malvina is employed by the Company's wholly-owned subsidiary, Quality Automotive Company, where she is director of environmental and safety matters.

     (d) During the last five (5) years, Malvina has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five (5) years, Malvina has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  United States

Item 3. Source and Amount of Funds or Other Consideration.

     In partial consideration of the Merger, the Company issued an aggregate of 1,838,731 shares of Common Stock (the "Share Consideration") to the Filers, constituting all of the stockholders of Quality. For purposes of this
     Schedule 13D, such shares of Common Stock are beneficially owned as follows:

     (i) John W. Kohut and Linda S. Ram, as tenants by the entirety, with respect to 736,228 shares of Common Stock.

     (ii) Martin and Malvina B. Chevalier, as tenants by the entirety, with respect to 1,102,503 shares of Common Stock.

Item 4. Purpose of Transaction.

     The Filers acquired the Share Consideration as partial consideration of the purchase price under the Merger.

     As part of the Merger, the Company agreed to increase the number of members of the Company's board of directors from three (3) to five (5) and to appoint each of Kohut and Martin as members of the Company's Board of Directors immediately following the Merger. In addition, the Company engaged Martin as President and Chief Executive Officer of the Company and Kohut as Chairman of the Board of Directors of the Company following the Merger. The existing President, Chief Executive Officer of the Company tendered his resignation, effective September 2, 1997, immediately following the Merger as well as his resignation as a director of the Company.

     Except as set forth in this Item 4, the Filers do not have any present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

     (a) The calculations in this Item 5 are based upon 12,858,613 shares of Common Stock issued and outstanding as of August 29, 1997. For purposes hereof, (i) Kohut and Ram beneficially own 736,228 shares of Common Stock, comprising 5.7% of the issued and outstanding shares of Common Stock, and (ii) Martin and Malvina beneficially own 1,102,503 shares of Common Stock, comprising 8.57% of the issued and outstanding shares of Common Stock. The foregoing calculations are made pursuant to Rule 13d-3 promulgated under the Securities Exchange Act of 1934.

     (b) Each of (i) Kohut and Ram, as tenants by the entirety, and (ii) Martin and Malvina, as tenants by the entirety, are the sole owners of their respective shares of Common Stock and will have the sole power to vote and dispose of all of such shares.

     (c) Neither (i) Kohut and Ram, as tenants by the entirety, nor (ii) Martin and Malvina, as tenants by the entirety, has effected any transactions in shares of the Common Stock or in any options or warrants to purchase Common Stock in the past 60 days.

     (d) Each of (i) Kohut and Ram, as tenants by the entirety, and (ii) Martin and Malvina, as tenants by the entirety, affirms that no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, their respective shares of Common Stock beneficially owned by them.

     (e) It is inapplicable for the purposes herein to state the date on which any of the Filers ceased to be the owner of more than five percent (5%) of the Shares.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     The Filers executed a lock-up agreement (the "Lock-Up") whereby they agreed
     (i) not to sell any of the Share Consideration until after the first (1st) anniversary of the consummation of the Merger; (ii) commencing as of the first anniversary of the consummation of the Merger until the third anniversary thereof, not to sell more than that number of shares of Common Stock yielding aggregate proceeds greater than $2,500,000; and (iii) commencing as of the third anniversary of the consummation of the Merger until the fifth anniversary thereof, to limit their sales of the Share Consideration to quantities and at times which are pari passu with another stockholder of the Company.

     The Company executed a registration rights agreement (the "Rights Agreement") with the Filers pursuant to which the Filers were granted certain "piggyback" registration rights.

     Except as provided in the Lock-Up, the Rights Agreement and in each of Items 4 and 5 hereof, none of Kohut, Ram, Martin or Malvina has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Company other than as set forth in Items 3 and 4.

Item 7. Material to be Filed as Exhibits.

     (a)  Lock-up Agreement dated August 29, 1997 executed by the Filers.

     (b) Registration Rights Agreement dated August 29, 1997 among the Company and the Filers.

                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.




Dated September 8, 1997                             By: /s/ John W. Kohut
                                                       ------------------------
                                                             John W. Kohut



Dated September 8, 1997                             By: /s/  Linda S. Ram
                                                       ------------------------
                                                             Linda S. Ram

Dated September 8, 1997                             By: /s/  Martin Chevalier
                                                       ------------------------
                                                           Martin Chevalier


Dated September 8, 1997                             By: /s/ Malvina B. Chevalier
                                                       ------------------------
                                                          Malvina B. Chevalier

                          REGISTRATION RIGHTS AGREEMENT

     Registration Rights Agreement ("Agreement") dated as of August 29, 1997, among RT Industries, Inc., a Delaware corporation (the "Company"), and the stockholders listed on the signature pages (each a "Holder" and collectively the "Holders").

                                    RECITALS

     For good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto do hereby agree as follows:

     WHEREAS, the Company issued to the Holders on the date hereof pursuant to the merger of Quality Automotive Company with and into a wholly-owned subsidiary of the Company (the "Merger") an aggregate of shares (the "Shares") of the Company's common stock, par value $.001 per share (the "Common Stock"), as more particularly provided for in a certain Agreement and Plan of Merger dated June 6, 1997, among the Company, its subsidiary and each of the Holders (the "Merger Agreement"); and

     WHEREAS, it is a condition to the performance of the Holders' obligations under the Merger Agreement that the Company enter into this Agreement with the Holder;

     NOW, THEREFORE, in consideration of the foregoing recitals and mutual covenants herein contained, the parties hereto do hereby agree as follows:

     1.   Piggyback Registration.

     (a) If, at any time after the first anniversary of the consummation of the Merger the Company proposes to prepare and file with the Securities and Exchange Commission (the "Commission") a registration statement, or post-effective amendment to a previously filed registration statement, covering equity or debt securities of the Company, or any such securities of the Company held by its shareholders, other than in connection with a merger, acquisition or pursuant to a registration statement on Form S-4 or Form S-8 or any successor form (for purposes of this Article 1, collectively, a "Registration Statement"), the Company will give written notice of its intention to do so by certified mail ("Notice"), at least 20 days prior to the filing of each such Registration Statement, to the Holder. Upon the written request of the Holder, made within 10 days after receipt of the Notice, that the Company include any of the Holder's Shares in the proposed Registration Statement, the Company shall, as to the Holder, use reasonable efforts to effect the registration under the Securities Act of the Shares which it has been so requested to register ("Piggyback Registration"), at the Company's sole cost and expense and at no cost or expense to the Holder (other than any commission, discounts or counsel fees payable by the Holder, as further provided in Section 3(c) hereof); provided, however, that if, the Piggyback Registration is in connection with an underwritten public offering and in the written opinion of the Company's underwriter or managing underwriter of the underwriting group, if any, for such offering, the inclusion of all or a portion of the Shares requested to be registered, when added to the securities being registered by the Company or the selling shareholder(s), will exceed the maximum amount of the Company's securities which can be marketed (i) at a price reasonably related to their then current market value, or (ii) without otherwise having a material adverse effect on the entire offering, then the Company may, subject to the allocation priority set forth in the next paragraph, exclude from such offering all or a portion of the Stock which it has been requested to register. Without limiting the generality of the foregoing, such underwriter or managing underwriter may condition its consent to the inclusion of all or a portion of the Shares requested to be registered upon the participation by the holders of such Shares in the underwritten public offering on the terms and conditions thereof.

     (b) If securities are proposed to be offered for sale pursuant to such Registration Statement by other security holders of the Company and the total number of securities to be offered by the Holder and such other selling security holders is required to be reduced pursuant to a request from the underwriter or managing underwriter (which request shall be made only for the reasons and in the manner set forth above), the aggregate number of Shares to be offered by the Holder pursuant to such Registration Statement shall equal the number which bears the same ratio to the maximum number of securities that the underwriter or managing underwriter believes may be included for all the selling security holders (including the Holder) as the original number of Shares proposed to be sold by the Holder bears to the total original number of securities proposed to be offered by the Holder and the other selling security holders. Incidental registration rights may be granted by the Company to other persons after the date of this Agreement provided that, unless the Holder waives its rights hereunder, such rights granted to such other persons are to be exercised pro rata with, and not superior or prior to, the rights afforded to the Holder under this Agreement.

     (c) Notwithstanding the preceding provisions of this Section, the Company shall have the right at any time after it shall have given written notice pursuant to this Section (irrespective of whether any written request for inclusion of such securities shall have already been made) to elect not to file any proposed Registration Statement, or to withdraw the same after the filing but prior to the effective date thereof.

     2.   Demand Registration.

     (a) At any time after the first anniversary of the consummation of the Merger, the Holder(s) of Shares representing a "Majority" (as hereinafter defined), of such securities shall have the right (which right is in addition to the Piggyback Registration rights provided for under Section 1 hereof), exercisable by written notice to the Company, which may be given ten (10) months from the date hereof (a "Demand Registration Request"), to have the Company prepare and file with the Commission, at the sole expense of the Company (except as hereinafter provided), in respect of up to the aggregate number of Shares held by the Holders having an aggregate value based upon the average bid and ask price for the five (5) trading days proceeding the effective date of the registration statement equal to $2,500,000 (the "Demand Shares"), a Registration Statement so as to permit a public offering and sale of the Demand Shares; provided however, that the Company is then eligible to register the Demand Shares on Form S-3 (or successor form) and, if the Holder intends to distribute the Demand Shares by means of an underwriting, then the Holder shall so notify the Company in the Demand Registration Request. The underwriter shall be selected by the Holder and be reasonably acceptable to the Company.

     The Company and other stockholders may, at the Company's sole discretion, have other shares of the Company's common stock included in such Registration Statement, provided that in the event that an underwriter requires a limitation in the total number of shares in the offering for marketing purposes, then only the shares of the Company proposed to be offered by the Company and such other stockholders shall be cutback, and the Holder's Demand Shares shall not be subject to such cut-back.

     For purposes of this Agreement, the term "Majority" in reference to the Holders shall mean in excess of sixty-five percent (65%) of the then outstanding Shares held by Holders that have not been resold to the public pursuant to a registration statement filed with the Commission under the Act.

     (b) The Company will use reasonable efforts to file the Registration Statement as expeditiously as reasonably possible, but in no event later than 60 days following receipt of such Demand Registration Request; provided that nothing herein shall require the Company to undergo an audit, other than in the ordinary course of business; and provided further that no Registration Statement shall become effective before the one (1) year anniversary of the consummation of the Merger. In connection with any underwritten Demand Registration Request and subject to Section 3(c) hereof, the Company will enter into any underwriting agreement reasonably necessary to effect such offering, provided such underwriting agreement (i) is with an underwriter selected by the Holder and reasonably acceptable to the Company and (ii) contains customary underwriting provisions for offerings by selling stockholders.

     (c) Notwithstanding any provision of this Section 2 to the contrary, if, at the time a Demand Registration Request is given to the Company under Section 2 hereof, the Company is negotiating a merger, consolidation, acquisition or sale of all or substantially all of its assets or a similar transaction and if in the opinion of counsel to the Company, the Registration Statement would be required to include information concerning such transactions or the parties thereto which is not reasonably available at the time, the Company shall promptly inform the holders of the Demand Shares by written notice of such circumstances (a "Postponement Notice") and, at the Company's election to be set forth in the Postponement Notice, the filing of the Registration Statement may be postponed for one (and not more than one) period not to exceed 180 days from the date on which the Demand Registration Request is given to the Company under this Section 2 (notwithstanding any provisions herein to the contrary); provided that in the event of such postponement, the Holder may withdraw the Demand Registration Request during the 90 day period following the date on which the Notice of Postponement was given by the Company, and thereafter the Holder will continue to be entitled to a Demand Registration Request pursuant to this Section 2 until such time as the Holder no longer possesses any Shares.

     3. Covenants of the Company With Respect to Registration. The Company hereby covenants and agrees as follows; provided, however, that any Registration Statement for the Company filed subsequent to the consummation of the Merger will not be declared effective by the Commission without the required presentation under the Commission's Regulation S-B of an audited balance sheet as at the end of the most recent fiscal year of the business acquired and audited statements of income, cash flows and changes in stockholders' equity for such business for each of the two fiscal years preceding the date of such balance sheet:

     (a) The Company shall use reasonable efforts to cause the Registration Statement to become effective as promptly as possible under the circumstances at the time prevailing and, if any stop order shall be issued by the Commission in connection therewith, to use its reasonable efforts to obtain the removal of such order.

     (b) Following the effective date of a Registration Statement, the Company shall, upon the request of the Holder, forthwith supply such reasonable number of copies of the Registration Statement, preliminary prospectus and prospectus meeting the requirements of the Securities Act, and other documents necessary or incidental to the public offering of the Shares or Demand Shares, as shall be reasonably requested by the

Holder to permit the Holder to make a public distribution of the Holder's Shares or Demand Shares. The obligations of the Company hereunder with respect to the Holder's Shares or Demand Shares are expressly conditioned on the Holder's furnishing to the Company such appropriate information concerning the Holder, the Holder's Shares or Demand Shares and the terms of the Holder's offering of such shares as the Company may request.

     (c) The Company will pay all costs, fees and expenses in connection with all Registration Statements filed pursuant to Sections 1 and 2 hereof, including, without limitation, the Company's legal and accounting fees, printing expenses and blue sky fees and expenses; provided, however, that the Holder shall be solely responsible for the fees of any counsel retained by the Holder in connection with such registration and any transfer taxes or underwriting discounts, selling commissions or selling fees applicable to the Shares sold by the Holder pursuant thereto.

     (d) The Company will use reasonable efforts to qualify or register the Shares included in a Registration Statement for offering and sale under the securities or blue sky laws of such states as are requested by the Holder, provided that the Company shall not be obligated to execute or file any general consent to service of process (unless the Company is already then subject to service in such jurisdiction) or to qualify as a foreign corporation to do business under the laws of any such jurisdiction, except as may be required by the Securities Act and its rules and regulations.

     4.   Covenant of the Holder.

     The Holder, upon receipt of notice from the Company that an event has occurred which requires a post-effective amendment to the Registration Statement or a supplement to the prospectus included therein, shall promptly discontinue the sale of Shares until the Holder receives a copy of a supplemented or amended prospectus from the Company, which the Company shall provide as soon as practicable after such notice.

     5.   Indemnification.

     (a) The Company shall indemnify, defend and hold harmless the Holder and such person who controls such Holder within the meaning of Section 15 of the Securities Act or Section 20(a) of the Securities Exchange Act of 1934, as amended, from and against any and all losses, claims, damages and liabilities caused by or arising out of any untrue statement (or alleged untrue statement) of a material fact contained in the Registration Statement, any other registration statement filed by the Company under the Securities Act, any post-effective amendment to such registration statements, or any prospectus included therein, or caused by or arising out of any omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as such losses, claims, damages or liabilities are caused by any such untrue statement or omission based upon information furnished or required to be furnished in writing to the Company by the Holder or the trustees thereof expressly for use therein, or arising out of or caused by any violation by the Company of the Securities Act of any rule or regulation thereunder applicable to the Company in connection with any such registration; provided, however, that the indemnification in this Section 5(a) with respect to any prospectus shall not inure to the benefit of the Holder on account of any such loss, claim, damage or liability arising from the sale of Shares or Demand Shares by the Holder, if a copy of a subsequent prospectus correcting the untrue statement or omission in such earlier prospectus was provided to the Holder by the Company prior to the subject sale and the subsequent prospectus was not delivered or sent by the Holder to the purchaser prior to such sale. The Holder(s) and their successors and assigns shall at the same time, severally and jointly, indemnify the Company, its directors, each officer signing the Registration Statement and each person, if any, who controls the Company within the meaning of the Securities Act, from and against any and all losses, claims, damages and liabilities caused by any untrue statement of a material fact contained in the Registration Statement, any other registration statement filed by the Company under the Securities Act, any post-effective amendments to such registration statements, or any prospectus included therein, or caused by any omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, insofar as such losses, claims, damages or liabilities are caused by any untrue statement or omission based upon information furnished in writing to the Company by the Holder expressly for use therein; provided, however, that the obligation of indemnity made by the Holder shall be limited to an amount equal to the proceeds to the Holder of the Shares or Demand Shares sold in such registered offering.

     (b) If for any reason the indemnification provided for in the preceding
Section 5(a) is held by a court of competent jurisdiction to be unavailable to an indemnified party with respect to any loss, claim, damage, liability or expense referred to therein, then the indemnifying party, in lieu of indemnifying such indemnified party thereunder, shall contribute to the amount paid or payable by the indemnified party as a result of such loss, claim, damage or liability in such proportion as is appropriate to reflect not only the relative benefits received by the indemnified party and the indemnifying party, but also the relative fault of the indemnified party and the indemnifying party, as well as any other relevant equitable considerations.

     (c) (i) Each party entitled to indemnification under this Agreement (each, an "Indemnified Party") shall give notice to each party required to provide indemnification (each, an "Indemnifying Party") promptly after such Indemnified Party has knowledge of any claim for loss as to which indemnity may be sought, and, in the event of any claim or demand asserted against an Indemnified Party by a third party, shall permit the Indemnifying Party to assume the defense of any such claim (and litigation resulting therefrom) as provided in Section 5(c)(ii) hereof. Notwithstanding anything to the contrary contained herein, any failure by an Indemnified Party to give notice as provided herein shall not relieve the Indemnifying Party of its indemnity obligations under this Agreement except to the extent that such failure materially and adversely affects the Indemnifying Party due to the inability to defend such action timely.

     (ii) The Indemnifying Party shall have ten (10) business days after the aforesaid notice is given to elect, by written notice given to the Indemnified Party, to undertake, conduct and control, through counsel of their own choosing (subject to the consent of the Indemnified Party, which consent is not to be unreasonably withheld or delayed) and at their sole risk and expense, the good faith settlement or defense of such claim, and the Indemnified Party shall cooperate with the Indemnifying Party in connection therewith; provided that:
(i) all settlements shall be made only upon the prior reasonable consultation with the Indemnified Party and the prior written consent of the Indemnified Party, which consent shall not be unreasonably withheld or delayed, and (ii) the Indemnified Party shall be entitled to participate in such settlement or defense through counsel chosen by the Indemnified Party (provided that the fees and expenses of such counsel shall be borne by the Indemnified Party). So long as the Indemnifying Party are contesting any such claim in good faith, the Indemnified Party shall not pay or settle any such claim; provided, however, that notwithstanding the foregoing, the Indemnified Party shall have the right to pay or settle any such claim at any time, provided that in such event they shall waive any right of indemnification therefor by the Indemnifying Party. If the Indemnifying Party does not make a timely election to undertake the good faith defense or settlement of the claim as aforesaid, or if the Indemnifying Party fails to proceed with the good faith defense or settlement of the matter after making such election, then, in either such event, the Indemnified Party shall have the right to contest, settle or compromise (provided that all settlements or compromises require the prior reasonable consultation with the Indemnifying Party and the prior written consent of the Indemnifying Party, which consent shall not be unreasonably withheld or delayed) the claim at their exclusive discretion, at the risk and expense of the Indemnifying Party.

     (d) The Indemnified Party shall furnish such information regarding themselves or the claim in question as the Indemnifying Parties may reasonably request in writing and as shall be reasonably required in connection with defense of such claim and litigation resulting therefrom.

     6.   Governing Law.

     (a) This Agreement shall be governed as to validity, interpretation, construction, effect and in all other respects by the internal substantive laws of the State of New York, without giving effect to the choice of law rules thereof.

     (b) Each of the Company and the Holder hereby irrevocably and unconditionally consents to submit to the exclusive jurisdiction of the courts of the State of New York and of the United States located in the County of New York, State of New York (the "New York Courts") for any litigation arising out of or relating to this Agreement and the transactions contemplated hereby (and agrees not to commence any litigation relating thereto except in such courts), waives any objection to the laying of venue of any such litigation in the New York Courts and agrees not to plead or claim that such litigation brought in any New York Courts has been brought in an inconvenient forum.

     7. Notices. All notices, requests, demands and other communications hereunder shall be in writing and shall be deemed duly given when delivered by hand, sent by telecopy (receipt confirmed), or mailed by express, registered or certified mail, postage prepaid, return receipt requested, as follows:

            If to the Company, at:

                     RT Industries, Inc.
                     c/o U.S. Automotive Manufacturing, Inc.
                     Route 627, Airport Drive
                     P.O. Box 1426
                     Tappahannock, VA 22560
                     Attn: President

                     Telefax:

            with a copy of the same to:

                     Frankfurt, Garbus, Klein & Selz
                     488 Madison Avenue
                     New York, New York  10022
                     Attn:  Gary A. Schonwald, Esq.

                     Telefax:

            If to the Holder(s), at that address set forth under their name on the signature page.

             with a copy of the same to:

                     McSweeney, Burtch & Crump, PC
                     11 South Twelfth Street
                     Richmond, VA 23219
                     Attn:  Beverley L. Crump, Esq.

                     Telefax: 804-782-2130

     Or such other address as has been indicated by either party in accordance with a notice duly given in accordance with the provisions of this Section.

     8. WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES ANY RIGHT TO A JURY TRIAL IN CONNECTION WITH ANY SUIT, ACTION, OR SIMILAR PROCEEDING BROUGHT RELATING TO OR ARISING OUT OF THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED HEREBY.

     9. Amendment. This Agreement may only be amended by a written instrument executed by the Company and the Holders.

     10. Entire Agreement. This Agreement constitutes the entire agreement of the parties hereto with respect to the subject matter hereof, and supersedes all prior agreements and understandings of the parties, oral and written, with respect to the subject matter hereof.

     11. Assignment; Binding Effect; Benefits. Except as otherwise provided below, the Holder may not assign the Holder's rights hereunder without the prior written consent of the Company, which consent may be given or withheld for any reason and any attempted assignment without having obtained such prior written notice shall be void and of no force and effect. This Agreement shall inure to the benefit of, and be binding upon, the parties hereto and the permitted assigns, heirs and legal representatives of the Holder and the Company and its successors. Nothing herein contained, express or implied, is intended to confer upon any person other than the parties hereto and their respective heirs, legal representatives and successors, any rights or remedies under or by reason of this Agreement.

     12. Headings. The headings contained herein are for the sole purpose of convenience of reference, and shall not in any way limit or affect the meaning or interpretation of any of the terms or provisions of this Agreement.

     13. Severability. Any provision of this Agreement which is held by a court of competent jurisdiction to be prohibited or unenforceable in any jurisdiction(s) shall be, as to such jurisdiction(s), ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions of this Agreement or affecting the validity or enforceability of such provision in any other jurisdiction.

     14. Execution in Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same document.

     IN WITNESS WHEREOF, this Agreement has been executed and delivered by the parties hereto as of the date first above written.

Company:                             RT INDUSTRIES, INC.


                                     By: /s/ John K. Kenney
                                         ------------------------------
                                              Name:  John K. Kenney
                                              Title:  President



Holders:                             /s/ Martin Chevalier
                                     ------------------------------
                                     MARTIN CHEVALIER
                                     Address:  26 Piscataway Drive
                                               Cold Cheer Farm Estates
                                               Tappahannock, VA 22560
                                     Telefax:

                                     /s/ Malvina B. Chevalier
                                     ------------------------------
                                     MALVINA B. CHEVALIER
                                     Address:  26 Piscataway Drive
                                               Cold Cheer Farm Estates
                                               Tappahannock, VA 22560
                                     Telefax:

                                     /s/ John W. Kohut
                                     ------------------------------
                                     JOHN W. KOHUT
                                     Address:  45 E. 89th Street
                                               Apartment #21B
                                               New York, NY 10128
                                     Telefax:

                                     /s/ Linda S. Ram
                                     ------------------------------
                                     LINDA S. RAM
                                     Address:  45 E. 89th Street
                                               Apartment #21B
                                               New York, NY 10128
                                     Telefax:

                                                               August 29, 1997


RT Industries, Inc.
Attn: President
1875 E. Lake Mary Boulevard
Sanford, FL


          Re:  Lock-Up Agreement

Gentlemen:

     In connection with the acquisition, by merger of Quality Automotive Company ("Quality") by QUAC Acquisition Corp. ("Subsidiary"), a Delaware corporation and wholly-owned subsidiary of RT Industries, Inc. (the "Company"), pursuant to the Agreement and Plan of Merger dated June 6, 1997, among the Company, Subsidiary, Quality and all of the stockholders of Quality (the "Merger") and as a condition of such Merger, each of the undersigned holders of securities in the Company who have executed this Agreement at the end hereof, jointly and severally (the "Undersigned"), hereby covenants and agrees:

          1. Except as otherwise permitted in paragraphs 2 and 3 hereof, from the date hereof (the "Effective Date") until the fifth (5th) anniversary of the Effective Date, the Undersigned will not directly or indirectly, sell, offer for sale, transfer or otherwise dispose of any securities of the Company acquired and beneficially owned by the Undersigned in connection with the Merger (the "Merger Shares"), in any manner whatsoever, pursuant to Rule 144 ("Rule 144") of the rules and regulations promulgated under the Securities Act of 1933, as amended, or otherwise.

          2. Commencing as of the First Anniversary of the Effective Date and continuing until the third (3rd) anniversary of the Effective Date, the Undersigned may collectively sell, offer for sale, transfer or otherwise dispose of, the Merger Shares (to the extent possible) up to an aggregate proceeds of $2,500,000 in transactions pursuant to (i) Rule 144 and/or (ii) the registration of such Merger Shares under registration rights granted to the Undersigned in the Registration Rights Agreement entered into simultaneously herewith with the Company (the "Rights Agreement"); provided, however, that in order to insure an orderly market, the Undersigned agree and covenant that, except upon the prior consent of the Company, they shall limit their sales, during any monthly period notwithstanding the existence of an effective registration statement, of Merger Shares (exclusive of any Merger Shares sold under Rule 144) to the approximate aggregate value of $200,000 or less, based upon the proceeds of such transaction. Notwithstanding anything to the contrary contained hereinabove, the monthly $200,000 aggregate value limitation on transfers shall be cumulative in effect; provided that the Undersigned were precluded from transferring the Merger Shares during such given monthly period notwithstanding the prior consent of the Company.

          3. Commencing as of the third (3rd) year anniversary of the Effective Date and continuing until the fifth (5th) anniversary thereof, the Undersigned may only sell, offer for sale, transfer or otherwise dispose of the Merger Shares (whether pursuant to Rule 144 or the Rights Agreement) only in quantities and at times which are pari passu with Elm Grove Associates II, L.P., which stockholder simultaneously herewith has entered into a lock-up agreement with the Company on terms identical to the terms of this Agreement.

          4. Each of the Undersigned hereby consents to the Company giving the Company's Stock Transfer Agent written stop-transfer instructions consistent with the provisions of paragraphs 1, 2 and 3 hereof.

          5. It is intended by the parties that this Agreement, upon execution by the Undersigned, shall be and become a valid and binding restriction on transfer of securities within the meaning of Section 202 of the Delaware General Corporation Law ("DGCL") (or any successor provisions). Accordingly, the Undersigned consents to the placement of an appropriate legend upon any certificates evidencing his/her/its stock or right to acquire stock in the Company, as contemplated by Section 202(a) of the DGCL (or any related or successor provisions) and, upon request by the Company, the Undersigned will submit his or her securities of the Company for legending in accordance with this agreement.

          6. This Agreement shall be governed by, and construed in accordance with, the law of the State of Delaware without regard to its choice of law principles.

          7. This Agreement may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when so executed shall be deemed to be an original, but all of which taken together shall constitute one and the same agreement.

          8. This Agreement and the agreements referred to herein constitute the entire agreement, and supersede all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof.

          9. A copy of this Agreement shall be maintained by the Company at its principal place of business or registered office, and shall be made available for examination by shareholders of the Company, in person or by agent or attorney, on the same basis as the books and records of the Company are made available.

                                                       Very truly yours,

                                                       SECURITYHOLDERS:



Dated: August 29, 1997                                 /s/ Martin Chevalier
      -------------------                              -----------------------
                                                       MARTIN CHEVALIER


Dated: August 29, 1997                                 /s/  Malvina B. Chevalier
      -------------------                              -----------------------
                                                       MALVINA B. CHEVALIER

Dated: August 29, 1997                                 /s/ John W. Kohut
      -------------------                              -----------------------
                                                       JOHN W. KOHUT

Dated: August 29, 1997                                 /s/ Linda S. Ram
      -------------------                              -----------------------
                                                       LINDA S. RAM


                                        3